UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WESCO INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
95082P105
(CUSIP Number)
Alexander J. Roepers Atlantic Investment Management, Inc. 666 Fifth Avenue New York, New York 10103 (212) 484-5050	with a copy to: Scott H. Moss Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6874
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95082P105
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Atlantic Investment Management, Inc.
2. Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	2,219,655*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	2,219,655*
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
2,219,655*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13. Percent of Class Represented by Amount in Row (11): 5.0%*
14. Type of Reporting Person (See Instructions): IA

 *Includes: (i) 232,614 shares (0.53%) of the Issuer’s Common Stock, par value $0.01 per share (“Shares”), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 1,445,600 Shares (3.27%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, (iii) 212,688 shares (0.48%) beneficially owned by Cambrian Global Master Fund, Ltd., a British Virgin Islands company, and (iv) 328,753 Shares (0.74%) held in one or more other accounts (“Other Accounts”). Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Other Accounts, has sole voting and sole dispositive power over all Shares beneficially owned by such parties or held in the Other Accounts. See Items 2 and 5 for additional details.

Item 1.     Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of WESCO International, Inc. (the “Issuer”). The Issuer has principal executive offices located at 225 West Station Square Drive, Suite 700, Pittsburgh, PA 15219.

Item 2.     Identity and Background.

(a)    This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the “Reporting Person”), with respect 2,219,655 shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to: (i) AJR International Master Fund, Ltd., a British Virgin Islands company (“AJR”); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company (“Cambrian Fund”); (iii) Cambrian Global Master Fund, Ltd., a British Virgin Islands company (“Cambrian Global Fund”), and (vi) one or more other accounts (“Other Accounts”).

(b)    The business address of the Reporting Person and Mr. Alexander Roepers, the president, sole director and sole shareholder of the Reporting Person, is 666 Fifth Avenue, New York, New York 10103.

(c)    The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

(d)    Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Roepers is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts were purchased with the investment capital of such entities and accounts. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $154,869,469.

Item 4.     Purpose of Transaction.

The Reporting Person acquired, on behalf of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts and continues to hold, the Shares reported in this Schedule 13D for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person’s clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

The Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

The Reporting Person and its representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters related to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)    Based upon the information contained in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 10, 2015, there were issued and outstanding 44,235,373 Shares of the common stock, par value $0.01 per share, of the Issuer outstanding as of April 2, 2015.

(b)    The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, Cambrian Global Fund and the Other Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. Accordingly, the Reporting Person is deemed the beneficial owner of 2,219,655 Shares, or 5.0% of the outstanding Shares.

(c)    The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, Cambrian Global Fund, and the Other Accounts in Shares during the past sixty (60) days:

Date	Quantity	Price	Type of Transaction

3/2/2015	31,348	68.2496	Open Market Purchase
3/5/2015	40,000	69.2078	Open Market Purchase
3/10/2015	(3,196)	67.5489	Open Market Sale
3/11/2015	4,132	67.5862	Open Market Purchase
3/11/2015	375	67.5865	Open Market Purchase
3/11/2015	3,831	67.5762	Open Market Purchase
3/11/2015	331	67.5747	Open Market Purchase
3/18/2015	(400)	68.5825	Open Market Sale
3/19/2015	36	69.5800	Open Market Purchase
3/19/2015	261	68.8710	Open Market Purchase
3/19/2015	483	68.8808	Open Market Purchase
3/19/2015	64	69.5300	Open Market Purchase
3/23/2015	40,000	67.9386	Open Market Purchase
3/24/2015	106,748	68.9873	Open Market Purchase
3/25/2015	138,641	69.9489	Open Market Purchase
3/25/2015	(614)	69.3803	Open Market Sale
3/26/2015	113,453	69.7710	Open Market Purchase
3/27/2015	175,229	68.1760	Open Market Purchase
3/27/2015	20,000	68.1250	Open Market Purchase
3/30/2015	150,000	69.8106	Open Market Purchase
3/31/2015	153,860	69.8346	Open Market Purchase
3/31/2015	23,000	69.4898	Open Market Purchase
4/2/2015	4,738	69.7475	Open Market Purchase
4/2/2015	5,124	69.7578	Open Market Purchase
4/2/2015	894	69.8018	Open Market Purchase
4/6/2015	101,673	70.6519	Open Market Purchase
4/6/2015	19,366	70.6372	Open Market Purchase
4/8/2015	45,903	69.4795	Open Market Purchase
4/9/2015	144,971	68.7027	Open Market Purchase
4/10/2015	35,306	69.0936	Open Market Purchase
4/13/2015	48,423	68.5767	Open Market Purchase
4/14/2015	48,516	70.1275	Open Market Purchase
4/14/2015	2,770	68.8653	Open Market Purchase
4/15/2015	11,400	70.8100	Open Market Purchase
4/15/2105	183,473	71.9766	Open Market Purchase
4/16/2015	67,213	71.2847	Open Market Purchase
4/17/2015	52,117	69.6944	Open Market Purchase
4/17/2015	58,047	69.3817	Open Market Purchase
4/20/2105	58,582	69.4797	Open Market Purchase
4/21/2015	9,339	69.4685	Open Market Purchase
4/21/2015	5,468	69.4326	Open Market Purchase
4/21/2015	1,763	69.4579	Open Market Purchase
4/21/2015	79,856	69.8169	Open Market Purchase

4/22/2015	528	69.5808	Open Market Purchase
4/22/2015	469	69.5796	Open Market Purchase
4/22/2015	41,734	69.8612	Open Market Purchase
4/23/2015	80,000	70.1810	Open Market Purchase
4/23/2015	632	69.6199	Open Market Purchase
4/23/2015	601	69.7795	Open Market Purchase
4/24/2015	(528)	69.9650	Open Market Sale
4/24/2015	(351)	69.8276	Open Market Sale
4/24/2015	122,557	70.0568	Open Market Purchase
4/24/2015	20,000	70.0100	Open Market Purchase
4/27/2015	40,000	69.9507	Open Market Purchase
4/28/2015	3,800	69.2392	Open Market Purchase

Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers’ immediate family members) has traded Shares during the past sixty (60) days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.     Material to be filed as exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

April 29, 2015

ATLANTIC INVESTMENT MANAGEMENT, INC.

By:	/s/ Alexander J. Roepers
Alexander J. Roepers, President

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).